

03012310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE
NUMBER
8-17719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartford Equity Sales Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
_____
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

OFFICIAL USE
ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George R. Jay   (860) 843-8213
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
_____
(Name – if individual, state last, first, middle name)

200 Berkeley Street	Boston	Massachusetts	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

_____

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section
240.17a-5(e)(2).

AFFIRMATION

I, George R. Jay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Equity Sales Company, Inc. as of and for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member, or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/21/03
Signature   Date

_____
Controller
Title

Subscribed and sworn before me
on this 21st day of February 2003

_____
Notary Public

My Commission Exp. Mar. 31, 2006

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):   **Page**

		Page
(x)	Independent Auditors' Report	1
(x) (a)	Facing Page	
(x) (b)	Statement of Financial Condition	2
(x) (c)	Statement of Operations	3
(x) (d)	Statement of Cash Flows	4
(x) (e)	Statement of Changes in Stockholder's Equity	5
(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not required)	
(x)	Notes to Financial Statements	6-9
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	10
(x) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exemption claimed)	11
(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required)	
(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required)	
(k)	A Reconciliation Between the Audited and Unaudited Statement of Financial Condition with Respect to Methods of Consolidation (not required)	
(x) (l)	An Affirmation	
(m)	Copy of the SIPC Supplemental Report (not required)	
(x) (n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)	12-13

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
  Hartford Equity Sales Company, Inc.:

We have audited the accompanying statement of financial condition of Hartford Equity Sales Company, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Equity Sales Company, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003

Deloitte
Touche
Tohmatsu

HARTFORD EQUITY SALES COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$168,178
Due from affiliates	3,890
Investment in affiliate	5,000
Mutual fund commissions receivable	12,014
TOTAL ASSETS	**$189,082**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Due to affiliates	$ 6,409
Federal income tax payable	13,763
Commissions payable	9,611
Total liabilities	29,783

STOCKHOLDER'S EQUITY:

Common stock, $100 par value; 250 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	5,000
Retained earnings	129,299
Total stockholder's equity	159,299
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$189,082**

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Variable insurance products expense reimbursement	$ 100,379,449
Mutual funds commission income	177,325
Other income	82,179
Total revenues	100,638,953
EXPENSES:	
Variable insurance products commissions	100,379,451
Other expense	203,037
Total expenses	100,582,488
INCOME BEFORE INCOME TAXES	56,465
PROVISION FOR FEDERAL INCOME TAXES	(19,763)
NET INCOME	$ 36,702

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 36,702
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Decrease in due from affiliates	13,183
Increase in receivables	(10,337)
Increase (decrease) in operating liabilities:	
Decrease in due to affiliates	(10,668)
Increase in taxes payable	3,424
Increase in commissions payable	9,611
Net cash provided by operating activities	41,915
NET INCREASE IN CASH	41,915
CASH, Beginning of year	126,263
CASH, End of year	$168,178

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2001	$25,000	$5,000	$ 92,597	$122,597
Net income	-	-	36,702	36,702
BALANCE, DECEMBER 31, 2002	$25,000	$5,000	$129,299	$159,299

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Equity Sales Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is ultimately a subsidiary of Hartford Life, Inc. ("Hartford Life" or the "Parent").

The Company serves as the distributor and principal underwriter for certain variable annuity contracts and variable life insurance policies issued by Hartford Life and its affiliates. The Company receives compensation and commission income on contracts sold and pays commissions to its registered representatives on variable life and annuity business.

The Company also serves as a selling agent for The Hartford Mutual Funds, Inc. (the "Funds"). The Company receives compensation and pays commissions on sale of shares of the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash – Cash represents amounts on deposit in a commercial bank checking account.

Investment in Affiliate – The Company, along with other affiliates, formed the Insured Security Option Plan Financing Company Partnership (the "Partnership") on April 6, 1998. The Company contributed $5,000 to the Partnership and became a limited partner. The Company's investment in the Partnership is accounted for under the cost method of accounting. Under the terms of the Partnership agreement, the Company did not receive any allocations of the Partnership's net income during the year ended December 31, 2002.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

New Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with the statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment. The adoption of SFAS No. 142 had no impact on the Company's financial condition, results of operations, or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued) – In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement applies to all entities and is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 will have no impact on the Company's financial condition, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). This statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have an impact on the Company's financial condition, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. The statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or statements issued on or after May 15, 2002. The adoption of SFAS No. 145 had no impact on the Company's financial condition, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 will have no impact on the Company's financial condition, results of operations, or cash flows.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution except for a transaction between two or more mutual enterprises. The statement also provides guidance on the accounting for the impairment or disposal of acquired long-term mutual enterprises. The adoption of SFAS No. 147 will have no impact on the Company's financial condition, results of operations, or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued) – In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees," and modifies the disclosure requirements of that statement. Under the prospective method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year in which the change is made. The modified prospective method recognizes stock-based compensation expense in the year of change equal to that which would have been recognized had SFAS No. 123 been adopted as of its effective date, fiscal years beginning after December 15, 1994. Under the modified prospective method, the application of fair value recognition is applied to new awards and the unvested portion of previously issued awards. The retrospective restatement method recognizes stock compensation costs for the year of change and restates financial statements for all prior periods presented as though the fair value recognition provisions of SFAS No. 123 had been adopted as of its effective date. The adoption of SFAS No. 148 will have no impact on the Company's financial condition, results of operations, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities"("FIN 46"), which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interests in variable interest entities ("VIE"). The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An entity is considered to be a VIE if it lacks a sufficient amount of voting equity interest (e.g., 10% of total assets) that are subject to the risk of loss or residual return of the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a VIE is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the VIE.

FIN 46 is effective for new VIEs established subsequent to January 31, 2003 and must be adopted for existing VIEs by July 1, 2003. The adoption of FIN 46 is not expected to have a material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on the Company's financial condition or results of operations

3. **RELATED-PARTY TRANSACTIONS**

The Company's principal source of revenue is derived from its expense reimbursement from its Parent. The Company acts as a distributor and underwriter for insurance contracts issued by its affiliates. The Company receives reimbursements from its Parent for certain expenses incurred in performing these functions. For the year ended December 31, 2002, the total variable product expense reimbursement recorded as revenue was $100,379,449, and the total general expense reimbursement recorded was $72,179.

The Company has an administrative service agreement with affiliates of the parent. In accordance with the agreement, the Company receives $10,000 per year as compensation for certain administrative services provided by the Company for the Parent.

4. **INCOME TAXES**

In accordance with the terms of a Tax Allocation Agreement with affiliates of the Parent, the Company is included in the consolidated federal income tax return filed by the Parent. Federal, state, and local income taxes have been calculated on a separate entity basis. The amount of taxes to be paid by the Company is determined as if the Company were to file a separate federal, state, and local income tax return. For the year ended December 31, 2002, the primary difference between the federal income tax provision at the statutory rate and the provision recorded is due to the reimbursement by the parent for the Company's expenses.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital, which requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2002, the Company had net capital of $138,395, which was $133,395 in excess of its required net capital of $5,000.

6. **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2002 or its results of operations for the year then ended.

* * * * * *

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

STOCKHOLDER'S EQUITY	$159,299
LESS NONALLOWABLE ASSETS – Due from affilitates and other assets	(20,904)
NET CAPITAL	138,395
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $29,783)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$133,395
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.22:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2002 quarterly Focus Part II A filing.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Hartford Equity Sales Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

Dear Sirs:

In planning and performing our audit of the financial statements of Hartford Equity Sales Company, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 21, 2003